VIA EDGAR	Larry W. Shackelford 404-504-7651 lws@mmmlaw.com www.mmmlaw.com
March 7, 2006
Mr. Mark Kronforst
Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E., Room 4561
Washington, DC 20549

Re:	Manhattan Associates, Inc. Form 8-K Filed February 8, 2006 File No. 000-23999
Dear Mr. Kronforst:
     On behalf of Manhattan Associates, Inc. (the “Company”), we are writing in response to comments of the Staff set forth in the Commission’s letter dated February 23, 2006. The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.
     We respond to the specific comments of the Staff as follows:
Form 8-K Filed on February 8, 2006
1.     We have read your response to prior comment number 2 and we do not believe that your proposed disclosure adequately addresses our concerns. Please revise this disclosure to address the following:
•	Explain why you are not able to effectively manage each individual item that is subject to adjustment;
•	Explain why the non-GAAP information facilitates investors’ understanding of your historical operating results. Clarify how you define “operating results” and explain why it is not necessary to consider each item subject to adjustment;

Mr. Mark Kronforst
March 7, 2006

•	Explain why it is more meaningful for investors to evaluate your operating performance in a manner consistent with your internal methods and explain those methods in more detail;
•	Explain why it is more meaningful for investors to use your non-GAAP measures to evaluate your prospects for the future; and
•	Provide a more robust discussion of the inherent limitations. For example, discuss the apparent contradiction of excluding any acquisition-related costs while including the acquisition-related benefits, such as increased revenue. In addition, discuss the exclusion of items that appear to be integral to your performance as an organization such as employee compensation and charges related to accounts receivable.
Response:
          To address the issues raised by the Staff above, the Company has revised its proposed disclosure for use in its future filings that involve the use of non-GAAP financial measures to read substantially similar to the following:
     “The press release includes, as additional information regarding our operating results, our adjusted net income and adjusted net income per share, which exclude the impact of certain items, if applicable in the period, including acquisition-related costs and the amortization thereof, the recapture of previously recognized transaction tax expense, stock option expense under FAS 123R and the severance and accounts receivable charge recorded in the same period, all net of income tax effects. The measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States (“GAAP”) and may be different from non-GAAP net income and non-GAAP per share measures used by other companies. Non-GAAP financial measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with generally accepted accounting principles.
     We believe that these adjusted (non-GAAP) results provide more meaningful information regarding those aspects of our current operating performance that can be effectively managed and consequently have developed our internal reporting, compensation and planning systems using these measures.
•	Because we sporadically engage in strategic acquisitions, we incur acquisition-related costs that consist of primarily expenses from accounting and legal due diligence incurred whether or not we ultimately proceed with the transaction. Additionally, we might assume and incur certain unusual costs, such as employee retention benefits, that result from arrangements made

Mr. Mark Kronforst
March 7, 2006

prior to the acquisition. These acquisition costs are practically difficult to predict and do not correlate to the expenses of our core operations. The amortization of acquisition-related intangible assets is commonly excluded from the US GAAP net income by companies in our industry and we therefore exclude these amortization costs to provide more relevant and meaningful comparisons of our operating results with that of our competitors.
•	Because we have recognized the full potential amount of the transaction (sales) tax expense in prior periods, any recovery of that expense resulting from the expiration of the state sales tax statutes or the collection of the taxes from our customers would overstate the current period net income derived from our core operations as the recovery is not a result of anything occurring within our control during the current period.
•	Because stock option expense under FAS 123R is determined in significant part by the trading price of our common stock and the volatility thereof, over which we have no direct control, the impact of such expense is not subject to effective management by us. The excluding the impact of FAS 123R in adjusted net income and adjusted net income per share is consistent with our competitors and other companies within our industry.
•	In our second quarter of 2005, we had a significant write-off of accounts receivable from a customer resulting from a legal dispute over the implementation of our software. We believe the revenue and accounts receivable are completely justified; however, given the size of the customer and its geographic location in Germany, we believe the receivable to be uncollectible. This is not a common occurrence and the filing of the suit by our customer was not controllable by us.
•	Lastly, the significant severance charge recorded in the second quarter of 2005 was the result of the combination and centralization of our European operations in an attempt to become more efficiently organized in Europe. We do not believe this is a common cost that results from normal operating activities. While for US GAAP purposes we are required to include as a part of normal operations, we believe the exclusion of this item will allow us to focus our performance assessment on our core operations.
                    For these reasons, we have developed our internal reporting, compensation and planning systems using non-GAAP measures which adjust for these amounts.
                    We believe the reporting of these non-GAAP financial measures facilitates investors’ understanding of our historical operating trends, because they provide important supplemental measurement information in evaluating the operating results of our business as distinct from results that include items that are not indicative of ongoing operating results and thus provide the investors with useful insight into our

Mr. Mark Kronforst
March 7, 2006

profitability exclusive of unusual adjustments. While these adjusted items may not be considered as non-recurring in nature in a strictly accounting sense, the management regards those items as infrequent and not arising out of the ordinary course of business and finds it useful to utilize a non-GAAP measure in evaluating the performance of our underlying core business.
   We also believe that the non-GAAP adjusted income information provides a basis for more relevant comparisons to other companies in the industry and enables investors to evaluate our operating performance in a manner consistent with our internal basis of measurement and also presents our investors our operating results on the same basis as that used by our management. Management refers to these non-GAAP financial measures in making operating decisions because the measures provide meaningful supplemental information regarding our operational performance and our ability to invest in research and development and fund acquisitions and capital expenditures. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to our historical operating results and comparisons to competitors’ operating results. Further, we rely on the non-GAAP adjusted net income information as a primary measure to review and assess the operating performance of our company and our management team in connection with our executive compensation and bonus plans. Since most of our employees are not directly involved with decisions surrounding acquisitions or severance related activities and other items irrelevant to our core operations, we do not believe it is appropriate and fair to have their incentive compensation affected by these items. By adjusting those items not indicative of ongoing operating results, the non-GAAP financial measure could serve as an alternative useful measure to evaluate our prospect for future performance because our investors are able to more conveniently predict the results of our operating activities on an on-going basis when excluding these less common items.
   Investors should be aware that these non-GAAP measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for net income, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. For instance, we exclude the charges of the acquisition-related costs and the related amortization while we still retain the acquisition-related benefits and revenue in calculation of the non-GAAP adjusted net income. In addition, we exclude the employee compensation and A/R related charges, which are commonly considered integral to a company’s operation performance. This supplemental non-GAAP information should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP.”

Mr. Mark Kronforst
March 7, 2006

     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Form 8-K, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope the foregoing information allows the Staff to resolve the outstanding issues regarding the Form 8-K. If you have any questions regarding this filing, please do not hesitate to contact me at 404-504-7651.

Sincerely, MORRIS, MANNING & MARTIN, LLP
/s/ Larry W. Shackelford
Larry W. Shackelford

cc:	Mr. Steven R. Norton
David Dabbiere, Esq.